SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 3 2015
WASH, D.C.
201

SECUR SION

15025372

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67121

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Raine Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 Seventh Avenue, 39th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brandon Gardner — +1 212-603-5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	New York	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD

RAINE SECURITIES LLC

(SEC I.D. No. 8-67121)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014,
AND INDEPENDENT AUDITORS' REPORT

Raine Securities LLC
Index
December 31, 2014

Page(s)

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Raine Securities LLC:

We have audited the accompanying statement of financial condition of Raine Securities LLC (the "Company"), as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Raine Securities LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 12, 2015

Raine Securities LLC
Statement of Financial Condition
As of December 31, 2014

Assets		
Cash and cash equivalents	$	4,586,024
Accounts receivable, net		1,161,411
Accrued revenue		575,345
Client reimbursable expenses, net		999,241
Receivable from affiliate		72,269
Prepaid expenses		121,761
Deposit with clearing firm		50,058
Total assets	$	7,566,109
Liabilities and Member's Equity		
Accounts payable and other accrued expenses	$	399,205
Due to affiliate		795,685
Total liabilities		1,194,890
Member's equity		6,371,219
Total Liabilities and Member's Equity	$	7,566,109

The accompanying notes are an integral part of these financial statements.

1. Organization

Raine Securities LLC ("Raine Securities" or the "Company") is a limited liability company established in the state of Delaware on August 23, 2005. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Raine Securities is an indirect wholly owned subsidiary of The Raine Group LLC ("Raine Group"). Raine Advisors LLC ("Raine Advisors") is the sole member of Raine Securities. The Company provides financial advisory services, acts as agent in the private placement of securities and acts as underwriter and selling group participant (for corporate securities other than mutual funds).

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 under Section (k)(2)(ii) of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company.

Cash and Cash Equivalents
The Company defines cash and cash equivalents as cash and highly liquid investments readily convertible to known amounts of cash. Cash equivalents of $4,403,148 represent Level 1 investments per the fair value hierarchy established framework.

Accounts Receivable
Accounts receivable is stated at its net realizable value, which represents the account balance less an allowance of $28,697 for balances not partially or fully collectable. The Company considers a receivable uncollectible when, based on current information or factors such as age and credit worthiness it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt.

Accrued Revenue
Accrued revenue is recorded for revenue earned, but not yet invoiced.

Client Reimbursable Expenses
Client reimbursable expenses are stated at its net realizable value, which represents the account balance less an allowance for balances not partially or fully collectable.

The Company's engagement letter agreements and other documents and arrangements with its clients allow for certain qualified expenses incurred by the Company to be reimbursed by its clients in connection with services provided. Reimbursable expenses consist primarily of out of pocket expenditures for travel, lodging and related costs. The Company recognizes reimbursable expenses at the time of incurrence and typically bills such expenses when the services related to the underlying transactions are completed under the terms of the assignment. At December 31, 2014, reimbursable expenses of $999,241 were included in Client reimbursable expenses, net on the accompanying statement of financial condition. At December 31, 2014, the Company established an allowance of $305,160 for reimbursable expenses based on its past collection

history.

The Company reviews client receivables regularly to specifically identify amounts to directly write-off based on age, activity levels and balances. In cases in which management determines that collection will not occur, either a direct write-off is recorded or the allowance previously established is relieved.

Fair Value of Financial Assets and Liabilities
The Company's financial assets and liabilities are carried at cost which approximates fair value. The Company's financial assets and liabilities include cash and cash equivalents, receivables, and certain other assets and liabilities. The carrying value of these financial assets and liabilities has been determined to approximate fair value since they are short-term in nature.

Income Taxes
The Company is a single-member limited liability company that, to the extent permitted by law, is treated as a "disregarded entity" for federal and state income tax purposes. The Company is included in the US federal income tax return for Raine Group. Raine Securities accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 provides guidance for the financial accounting and reporting for income taxes, and requires that when a member of a consolidated group issues separate financial statements, that the consolidated amount of current and deferred tax expense be allocated to such member using a method that is systematic, rational and consistent with the broader principles of ASC 740. As such, the Company has reflected tax expense in the financial statements attributable to the company's stand-alone operations as though the company filed separate income tax returns.

As of December 31, 2014, the Company has a receivable of $72,269 related to an overpayment of NYC UBT included in Receivable from affiliate.

ASC 740 also provides guidance regarding how certain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. The Company concluded that it does not have any unrecognized tax benefits or any additional tax liabilities for any uncertain positions as of December 31, 2014. The earliest tax year of Raine Group open for examination by tax authorities is New York City – 2011.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

ASC Topic 460, "Guarantees" requires the disclosure of the Company's representations and warranties which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as claims may be unasserted. However, based on its experience, the Company expects the risk of loss to be remote.

3. Concentration of Credit Risk

The Company maintains cash and cash equivalents with financial institutions with investment grade credit ratings. At times, the Company may maintain deposits in federally insured financial institutions in excess of federally insured ("FDIC") limit of $250,000. At December 31, 2014, the Company had $4,586,024 in cash and cash equivalents held at First Republic Bank. However, the Company believes that the firm is not exposed to significant credit risk related to the financial position of the depository institution in which those deposits are held.

The Company may be exposed to credit risk regarding its accounts receivables and client reimbursable expenses (collectively, "client-related receivables"). The Company routinely assesses the financial strength of its clients and, based upon factors surrounding the credit risk of its clients, believes that its concentration and credit risk exposure with regard to its client-related receivables is limited. There is no collateral held for the client-related receivables as of December 31, 2014. Four clients accounted individually for more than 5% of client-related receivables as of December 31, 2014. These clients represented in the aggregate 72% of net client-related receivables as of December 31, 2014.

4. Related-Party Transactions

On April 6, 2010, Raine Securities and Raine Group entered into an Administrative Services Agreement, as amended and restated (the "Expense Sharing Agreement"). As of December 31, 2014, the Company had a Due to affiliate of $795,685 in accordance with such Expense Sharing Agreement. The parties to the Expense Sharing Agreement agree that Raine Securities has no obligation to any third party for the services that the Raine Group provides. Raine Group is solely responsible for any amounts owed relating to costs incurred by it in providing services on behalf of Raine Securities.

5. Commitments and Contingencies

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker, subject to the credit risk of the clearing broker. The Company maintains a deposit of $50,058 with its clearing broker. For the year ended December 31, 2014, the Company did not conduct any customer securities transactions.

6. Member's Equity

For the year ended December 31, 2014, Raine Advisors made capital withdrawals of $47,700,000.

7. Net Capital Requirements

As a registered broker-dealer, Raine Securities is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. Under Rule 15c3-1, Raine Securities is required to maintain minimum net capital equal to the greater of $100,000 and 6.667% of aggregate indebtedness. At December 31, 2014, Raine Securities had net capital of $3,441,192 which was $3,341,192 above its required net capital of the greater of $100,000 and 6.667% of aggregated indebtedness. The ratio of aggregate indebtedness to net capital was 0.347 to 1.000 at December 31, 2014.

8. Subsequent Events

The Company evaluated subsequent events or transactions that occurred from January 1, 2015 through March 12, 2015, the date the financial statements were available to be issued. There were no subsequent events during this period that require recognition or disclosure in the financial statements.

RAINE

Raine Securities LLC
810 Seventh Avenue, 39th Floor
New York, NY 10019
Tel: (212) 603-5500
Fax: (212) 603-5501
Tel: (310) 987-7700 LA
Tel: (415) 967-5830 SF

SEC MAIL PROCESSING
RECEIVED
MAR 13 2015
WASH, D.C. 201 SECTION

RAINE SECURITIES LLC'S EXEMPTION REPORT

Raine Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii);

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the period from June 1, 2014 through December 31, 2014 without exception.

Raine Securities LLC

I, Joseph Ravitch, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Joseph Ravitch, Co-Chief Executive Officer

March 12, 2015

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Raine Securities LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Raine Securities LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2) (ii) and (2) the Company stated that the Company met the identified exemption provisions throughout the period from June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

March 12, 2015